Issuer Free Writing Prospectus filed pursuant to Rule 433

Supplementing the Preliminary Prospectus dated January 19, 2011

Registration No. 333-168938

Seaspan Corporation

9.50% Series C Cumulative Redeemable Perpetual Preferred Shares

(Total Issue Size: 10,000,000 Shares)

FINAL TERM SHEET

Dated January 21, 2011

Issuer:	Seaspan Corporation

Title of Securities:	9.50% Series C Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share, liquidation preference $25.00 per share (the “Series C Preferred Shares”)

Trade Date:	January 21, 2011

Settlement Date:	January 28, 2011 (DTC)

Offering Size:	10,000,000 Series C Preferred Shares ($250,000,000 aggregate liquidation preference)

Maturity:	Perpetual

Conversion; Exchange and Preemptive Rights:	Will not have any conversion or exchange rights or be subject or entitled to preemptive rights.

Dividend Payment Dates:	Quarterly on January 30, April 30, July 30 and October 30, commencing April 30, 2011 (each, a “Dividend Payment Date”)

Dividends:	Shall accrue and be cumulative from the date the Series C Preferred Shares are originally issued and shall be payable on each Dividend Payment Date, when, as and if declared by the Issuer’s board of directors.

Dividend Rate:	9.50% per annum per $25.00 of liquidation preference per share (equal to $2.375 per share per annum), subject to increase upon (i) a Covenant Default, (ii) a Cross Default, (iii) a Dividend Payment Default or (iv) a Failure to Redeem (each as defined in the preliminary prospectus), in which case the dividend rate payable on the Series C Preferred Shares shall increase (subject to an aggregate maximum rate per annum of 25% prior to January 30, 2016 and 30% thereafter), to a rate that is 1.25 times the dividend rate payable on the Series C Preferred Shares as of the close of business on the day immediately preceding the Covenant Default, Cross Default, Divided Payment Default or Failure to Redeem, as applicable, and on each subsequent Dividend Payment Date, the dividend rate payable shall increase to a rate that is 1.25 times the dividend rate payable on the Series C Preferred Shares as in effect as of the close of business on the day immediately preceding such Dividend Payment Date, until the Covenant Default, Cross Default or Dividend Payment Default is cured or the Series C Preferred Shares are no longer outstanding.

Optional Redemption:	At the option of the Issuer anytime on or after January 30, 2016, in whole or in part, at a redemption price of $25.00 per share plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption. A failure to redeem all the Series C Preferred Shares on or prior to January 30, 2017 shall constitute a Failure to Redeem.

Issue Price:	$25.00 per share

Day Count:	30/360

Net Proceeds to the Issuer (before expenses):	$241,250,000

Sole Book-Running Manager and Structuring Agent	Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers	Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC Dahlman Rose & Company, LLC BNP Paribas Securities Corp. DnB NOR Markets, Inc.

Ratings	The Series C Preferred Shares will not be rated by a nationally recognized statistical rating organization.

Listing:	The issuer intends to file an application to list the Series C Preferred Shares on the New York Stock Exchange.

CUSIP/ISIN:	Y75638 125/MHY756381254

This communication is intended for the sole use of the person to whom it is provided by us. This communication does not constitute an offer to sell the Series C Preferred Shares and is not soliciting an offer to buy the Series C Preferred Shares in any jurisdiction where the offer or sale is not permitted.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated, at 1-800-294-1322.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.